October 1, 2009

The Company previously reported $1,000,000 in deferred acquisition costs on the Balance Sheet for the fiscal year ended June 30, 2008.

On October 1, 2008, the Company transferred the $1,000,000 in deferred acquisition costs as follows:

Beattie property - mineral property acquisition costs = $400,000

Donchester property – mineral property acquisition costs = $400,000

Dumico property – mineral property acquisition costs = $200,000

The Company’s March 31, 2009 Statement of Cash Flows mistakenly reported the $1,000,000 transfer as cash received from deferred expenditures in the investing activities section.  Mineral property acquisition and deferred exploration costs were overstated as a result of the $1,000,000 cash inflow.

The mineral properties and deferred exploration costs in Note 4 of the March 31, 2009 financial statements failed to adequately disclose the $1,000,000 non-cash transfer to mineral property acquisition costs.

The supplemental disclosures with respect to cash flows reported in Note 7 of the March 31, 2009 financial statements omitted the $1,000,000 non-cash transfer from deferred acquisition cost to mineral property acquisition costs.

The Company’s management plans to correct the $1,000,000 non-cash transaction in its June 30, 2009 audited financial statements.  Company management will ensure that the mineral properties and deferred exploration costs note disclosure provides an accurate and complete narrative describing how the non-cash transfer was reallocated.  The Statement of Cash Flows will not report receipt of $1,000,000 from deferred expenditures.  Mineral property acquisition and deferred exploration costs will be reduced as a result of the correction.  The Company intends to disclose the $1,000,000 non-cash transfer in the supplemental disclosures with respect to cash flows in its June 30, 2009 audited financial statements.